UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/2024**
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bancroft Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 Office Center Drive, Suite 130
(No. and Street)

Fort Washington	**PA**	**19034**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colleen M. Lindh	**215-373-4738**	clindh@bancroft4vets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown
(Name – if individual, state last, first, and middle name)

1835 Market Street, Suite 1700	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**100**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen M. Lindh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Banroft Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
KATHLEEN BALTRA - Notary Public
Montgomery County
My Commission Expires July 23, 2026
Commission Number 1336966

Signature: Colleen M. Lindh

Title: Chief Compliance Officer

Kathleen M Baltra
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



BANCROFT CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2024

BANCROFT CAPITAL, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Those Charged with Governance of
Bancroft Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bancroft Capital, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

March 31, 2025
Philadelphia, PA

WithumSmith+Brown, PC   1835 Market Street, Suite 1710, Philadelphia PA 19103-2945   **T** (215) 546 2140   **F** (215) 546 2148   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

BANCROFT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash and cash equivalents	$	2,387,242
Due from clearing broker		2,078,327
Receivables from non-customers		311,348
Certificate of deposit		5,102,421
Securities owned, at fair value		1,398,136
Property and equipment, net		32,244
Clearing deposit		250,000
Security deposits		22,483
Right-of-use asset, net		368,533
Other assets		149,957
Total assets	**$**	**12,100,691**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued salary and salary-related expenses	$	828,709
Accounts payable and accrued liabilities		174,525
Distributions payable		38,219
Operating lease liability		419,140
Total liabilities		**1,460,593**
MEMBERS' EQUITY		**10,640,098**
Total liabilities and members' equity	**$**	**12,100,691**

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.
See accompanying notes to financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bancroft Capital, LLC (the "Company"), a Pennsylvania limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"). The Company is owned by Cauldon D. Quinn (51%) and Bancroft Holdings, LLC (49%), (the "Members"). The Company is registered as a securities broker-dealer and Pennsylvania investment adviser. The Company clears all transactions through its clearing organization on a fully disclosed basis.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, certificates of deposit ("CD") and investment in money market funds. The Company places its cash, CD and money market funds with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. The Company does not require collateral or other security from its customers. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Measurement of Credit Losses

The Company follows guidance of ASU No. 2016-13, "Measurement of Credit Losses on Financial Instruments", which recognizes credit losses on financial instruments.

The guidance of ASU No. 2016-13 states the Company applies a credit reserving model known as the Current Expected Credit Loss ("CECL") model, which is based on expected losses over the life of an asset, and applies to financial assets carried at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. The allowance

must reflect management's estimate of credit losses over the life of the assets taking future economic changes into consideration.

The Company's expectation is that credit risk associated with receivables from customers is not significant until they are 90 days past due on the contractual arrangement and expectation of collection. Balances that are still outstanding after management has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company does not charge interest.

The Company evaluated the impact of this guidance and determined there are no credit loss allowances necessary as of December 31, 2024.

Cash and Cash Equivalents

The Company classifies cash and short-term securities with original maturities of three months or less as cash equivalents. Among the total cash and cash equivalents, $1,096,607 is held in money market accounts.

Due from Clearing Broker

The Company maintains a fully disclosed clearing agreement with Pershing LLC for the execution and settlement of its customers' securities transactions. As of December 31, 2024, the amount due from the clearing broker totaled $2,078,327, representing cash deposits of $182,103, money market funds of $3,222,877 and unsettled transactions of ($1,326,653).

The balance is subject to the clearing agreement terms, which require maintaining a minimum deposit and may include restrictions on withdrawal. The clearing broker provides the Company with clearing, custody, and execution services and retains the right to charge fees, interest, or margin requirements as stipulated in the agreement.

The Company continuously monitors the financial stability of its clearing broker to mitigate credit risk. Management believes the amounts due are fully collectible, and no allowance for loan loss is necessary.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers ("ASC 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price and (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 2 for further information on the accounting standard and the Company's revenue from contracts with customers.

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is an LLC. For both federal and state tax purposes, LLCs are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and accordingly, no provision for income taxes is required.

As of December 31, 2024, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. Any tax benefit that the members may receive is not remitted to the Company.

Guaranteed Payment to Members

Guaranteed payment to members that are intended as compensation for services rendered are accounted for as Company expenses rather than allocations of membership net income.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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Guaranteed payment to members is included in salary and salary-related expenses in the Statement of Operations.

2. REVENUE

The Company's principal sources of revenue are derived from brokerage commissions, underwriting fees, riskless principal transactions, investment banking fees, cash management fees and interest income. The revenue recognition guidance under ASC 606 does not apply to revenue associated with realized and unrealized gains and losses related to riskless principal trading as well as interest income from financial instruments owned.

Principal transaction revenue is derived from the mark-up or mark-down on securities purchased and sold by the Company. All principal transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The following is a description of activities within the scope of ASC 606 from which the Company generates its revenue:

Commissions

Brokerage commissions. The Company buys and sells equity securities on an agency basis on behalf of its institutional customers. The customer pays the Company a commission as a percentage of shares purchased or sold. Commissions and related clearing expenses are recorded on trade date (the date the Company fills the order by executing with one of more counterparties and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on a trade date because that is when the underlying financial instrument is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Principal Transactions

Profit from principal transactions. The Company buys and sells fixed income securities on a riskless principal basis. The customer pays/receives the difference between the purchase price and sale price. Profits are recorded on a trade date (the date the Company completes the transaction with the customer). The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Investment Banking

Underwriting fees. The Company participates in underwriting activities, wherein business and governmental entities wish to raise funds through the sale of its securities. Gross revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Gross revenue is recognized on the trade date for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date.

The Company records commissions to registered representatives when a new contract is obtained. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the performance obligation is satisfied, and the related revenue is recognized. Commissions paid prior to delivery of the memorandum offer are considered contract assets. As of January 1, 2024 and December 31, 2024, there were no contract assets or liabilities. Receivables from non-customers balances were $327,398 and $311,348 as of January 1, 2024 and December 31, 2024, respectively.

Advisory Fees. The Company advises clients on general financial matters regarding the unique requirements of their businesses. The Company believes that because the customer is getting and using the benefits as the Company provides them, the performance obligation is satisfied. Revenue is specified in the engagement letter and recognized upon completion of the letter's execution.

Asset Management

Cash management fees. The Company offers a cash management portal powered by State Street Global Markets. The Company believes the performance obligation for providing cash management services is satisfied over time because the customer is receiving and consumes the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Cash management fees are received and recognized as revenue monthly.

Disaggregation of Revenue

Disaggregation of revenue can be found in the statement of operations for the year ended December 31, 2024 by type of revenue stream.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

<u>***Significant Judgments***</u>

Revenue from contracts with customers includes brokerage commissions, and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

3. FAIR VALUE MEASUREMENTS

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the Company considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company has access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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NOTES TO FINANCIAL STATEMENTS

December 31, 2024

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2024

	Level 1	Level 2	Level 3	Total
Investment in securities				
Municipal bonds	$ 1,343,348	$ -	$ -	$ 1,343,348
Equity securities	54,788	-	-	54,788
Total investment in securities	$ 1,398,136	$ -	$ -	$ 1,398,136

Certificate of Deposit

On April 21, 2024, the Company renewed a $5 million certificate of deposit ("CD") originally purchased on April 21, 2021. The CD amount of $5,102,421 on the statement of financial condition as of December 31, 2024, is held at amortized cost.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2024:

Property and equipment	$	230,084
Less: accumulated depreciation and amortization		(197,840)
Property and equipment, net	$	32,244

Depreciation expense totaled $22,220 for the year ended December 31, 2024.

5. OFF-BALANCE SHEET RISK

Pursuant to a clearing agreement the Company introduces all its securities transactions to its clearing broker on a fully disclosed basis. All the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carry securities transactions introduced by the Company. As of December 31, 2024, the Company has total cash deposits with the clearing organization in the amount of $250,000.

6. COMMITMENTS AND CONTINGENCIES

Line of Credit

The Company maintains a $250,000 bank line of credit with no stated maturity, payable on demand. This line of credit is renewed annually and is secured by other accounts held with the bank. It bears interest, payable monthly, at the bank's prime rate of 7.50%, as of

December 31, 2024. There was no outstanding balance on this line of credit as of December 31, 2024

Leases

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow the Company to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Leases with contractual terms of 12 months or less, short-term leases, are not recorded on the statement of financial condition. The Company had no finance leases as of December 31, 2024.

The Company has two long-term operating leases:

1. Office space in Fort Washington, PA
2. Canon copier located at the office in Fort Washington, PA

The Company recognized Right-of-Use ("ROU") assets and lease liabilities related to fixed payments for these long-term operating leases in its statement of financial condition as of December 31, 2024.

The Company also has short-term leases, which include office spaces in California, Illinois, New York, and Texas.

Certain lease contracts include obligations to pay for other services, such as operations, property taxes, and maintenance. These services are accounted for separately and payments are allocated to the lease and other services components based on estimated stand-alone prices.

On August 1, 2023, the Company renewed its operating lease agreement under which it leases approximately 3,338 rentable square feet of office space for its headquarters at 501 Office Center Drive, Fort Washington, PA. The lease term expiration is November 30, 2028. The lease may be terminated early by the Company or the landlord under certain circumstances.

On September 18, 2024, the Company entered into an operating lease agreement under which it leases a Canon copy machine. The machine is located at its headquarters at 501 Office Center Drive, Fort Washington, PA. The lease term expiration is October 1, 2029.

Options to extend lease terms, terminate leases before the contractual expiration date, or purchase the leased assets, are evaluated for their likelihood of exercise. If it is reasonably

BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

certain that the option will be exercised, the option is considered in determining the classification and measurement of the lease.

Costs associated with operating lease assets are recognized on a straight-line basis within the operating expenses over the term of the lease.

Further, the Company elected to implement the package of practical expedients, whereby the Company did not (i) reassess existing contracts for embedded leases, (ii) reassess existing lease agreements for finance or operating classification, or (iii) reassess existing lease agreements in consideration of initial direct costs.

Lease liabilities under operating leases as of December 31, 2024 are as follows:

2025	$	97,000
2026		99,250
2027		101,548
2028		95,729
2029		5,925
Total undiscounted lease payments		399,452
Imputed interest		19,688
Total operating lease liabilities	$	419,140

Open Contractual Commitments

The Company participates in co-managed underwriting agreements, where it has committed $538,077 to purchase securities as part of municipal syndicate offerings. These commitments are subject to market conditions, regulatory approvals, and applicable haircuts imposed by regulators to reflect potential market risk exposure. Haircuts for municipal securities range from 1% to 7%, affecting the Company's regulatory capital calculations.

7. EXEMPTION FROM RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of sub-paragraph (k)(2)(ii). Since the Company does not handle customer cash or securities, it has no obligations regarding the Possession or Control requirements of SEC Rule 15c3-3. Additionally, the Company qualifies for exemption due to its other business activities as outlined in Footnote 74 of SEC Release No. 34-70073, which amended 17 C.F.R. § 240.17a-5.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital equal to the greater of $100,000 or

6.667% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $9,690,098, which was $9,590,098 in excess of its required net capital of $100,000. The Company had total aggregate indebtedness at December 31, 2024 of $1,092,060, which was 11.27% of net capital.

9. SEGMENT REPORTING

The Company follows ASC 280, "Segment Reporting" (including adoption of ASU 2023-07), which requires companies to disclose the segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company is engaged in a single line of business as a broker-dealer, offering a variety of broker-dealer services and products, such as investment banking, capital markets, fixed income trading, equities trading, and public finance.

The Company has designated its Chief Executive Officer ("CEO") as the Chief Operating Decision Maker ("CODM"), who uses revenue and net income to evaluate the results of the business on a monthly basis, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions.

The CODM determined that the operations as a single business line constitute a single operating segment and therefore, a single reportable segment, as the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10. SUBSEQUENT EVENTS

There were no additional events or transactions subsequent to December 31, 2024 through the date these financial statements were available for issuance that would require recognition or disclosure in these financial statements.

11. LEGAL PROCEEDINGS

The Company may be party to various legal actions arising in the normal course of their business. The Company has concluded that these matters will not have a material adverse effect upon the financial condition, results of future operations, or cash flows.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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